GIBSON DUNN	200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Glenn R. Pollner Direct: +1 212.351.2333 Fax: +1 212.351.6333 GPollner@gibsondunn.com

May 31, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and

    Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman, Branch Chief – Legal

Re:	Liquid Holdings Group, LLC
Registration Statement on Form S-1
File No. 333-187859

Ladies and Gentlemen:

On behalf of Liquid Holdings Group, LLC, a Delaware limited liability company (the “Company” or “LHG”), we are providing the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter from the Staff dated May 24, 2013 in connection with the above-referenced registration statement (the “Registration Statement”). Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed concurrently herewith. For ease of reference by the Staff in reviewing the responses, we have set forth below each of the numbered comments of your letter and the Company’s response thereto. Unless otherwise indicated, page numbers refer to the pages contained in Amendment No. 2. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery eight (8) copies of Amendment No. 2 in paper format, which have been marked to show changes from the filing of Amendment No. 1 to the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to include financial statements for the quarter ended March 31, 2013 and to update other disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 55

1.	Revise your disclosure to include a comparison of the number of customers and units as of December 31, 2012 in addition to your presentation of the March 31, 2013 metrics. In addition, disclose the number of customers and units that are from related parties.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 56 of the prospectus to address the Staff’s comment.

Critical Accounting Policies

Share Based Compensation, page 69

2.	Refer to the portion of your response to prior comment 5 in which you describe the arm’s length transaction that took place on January 10, 2012. In your filing you describe a sale of common stock for $4.3 million as having been “consummated through LTI, LLC.” It appears that these investors acquired Class B interests in LTI, LLC and not the company. Please explain why you believe that this is a capital contribution to the company on January 10, 2012 when you did not acquire LTI, LLC until September 30, 2012.

Response: The Company acknowledges the Staff’s comment and advises the Staff that LTI, LLC (“LTI”) was formed for the purpose of funding Liquid Trading Holdings Limited or another entity (a “HoldCo”) to be formed to hold directly or indirectly Liquid Trading Int’l LLP (“Liquid Trading International,” now QuantX Management LLP), Green Mountain Analytics, LLC (“GMA”) and other entities (the “Contributed Entities”). In addition, the Company advises the Staff that pursuant to terms of the LTI Use of Proceeds Agreement between LTI and Liquid Trading International (the Class A Member and Manager of LTI) dated January 10, 2012, as amended on January 19, 2012 (the “Use of Proceeds Agreement”), the Class B members of LTI were to exchange their Class B units for shares in a HoldCo. Since the Company acquired GMA, it became the HoldCo for purposes of the Use of Proceeds Agreement. Pursuant to the Contribution and Exchange Agreement among the Company, LTI and the members of LTI dated September 30, 2012 (the “Contribution and Exchange Agreement”) each Class B member of LTI contributed all of its LTI Class B units in exchange for common units of the Company and the Class A member contributed its LTI Class A unit to the Company and appointed the Company as manager of LTI. The consummation of the Contribution and Exchange Agreement satisfied each of LTI’s and Liquid Trading International’s obligations under the Use of Proceeds Agreement. Since LTI was contractually obligated as of January 10, 2012 pursuant to the Use of Proceeds Agreement to exchange its interests to the Company, for purposes of determining the Company’s valuation, the Company has treated the transaction as a committed arm’s length investment in the Company as of such date. The Company, however, did not treat the transaction as a capital contribution on such date.

3.

We note your responses to prior comments 5 through 7. Please explain why each of these transactions were solely used to establish fair value without being subject to any weighting. We refer you to ASC 820-10-35-54J(b). Tell us how you considered the volume of each transaction, the stage of your formation, noncash exchanges, and relationships with the investors when determining how much weight to place on these transactions. With regard to the April 24, 2012 contribution of $12.5 million by Mr. Von Allmen, please tell us what consideration was given to Mr. Von Allmen’s involvement with the company’s Founders and Centurion, prior to this investment. In this regard, this investment was made following the acquisition of Centurion, in which Mr. Von Allmen, through the conversion of his promissory note, appears to have been the controlling member as of December 13, 2011, just prior to the company’s acquisition of Centurion on December 30, 2011. The promissory note, as we understand it, had been issued to Mr. Von Allmen to satisfy amounts he had invested with two of your Founders’ broker-dealer operations. In addition, indicate whether valuation reports conducted supported these fair values. Describe the methodology used in those valuation reports.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it considered ASC subparagraphs 820-10-35-54J(b) and 820-10-35-54I.

The Company analyzed the following elements as to whether the transactions were orderly in accordance with ASC Topic 820:

•	There had not been significant trading volume, thus there was not a significant decrease in volume or level of activity.

•	There is no evidence of inadequate exposure to the market for these transactions. The parties negotiated in good faith, not under duress, and had access to relevant information.

•	Each transaction was to a single market participant.

•	The seller was not required to sell.

•	The transaction prices were not outliers when compared with other arm’s length transactions.

Based on an analysis of these factors in connection with its ASC subparagraph 820-10-35-54J(b) analysis, the Company concluded that these transactions were orderly. The Company determined that all of the above factors supported an orderly transaction determination.

The Company considered the following additional factors in its analysis with respect to the volume of each transaction: First, the transactions took place months apart; there is no way to “weight” them, as weighting is a procedure that would be applied to transactions that took place at approximately the same time. For example, if there were two transactions on the same day at different prices, and it was determined they were both orderly transactions, then they could be weighted. Furthermore, there were no contemporaneous transactions for a comparison of the volume. Each arm’s length transaction for which cash was paid for shares involved substantial amounts of cash consideration, at least hundreds of thousands of dollars in each case. Each transaction was used on its exact transaction date to determine fair value on that date. For other dates, the proximity was considered through the interpolation of fair value between arm’s length transactions.

The Company further advises the Staff that in addition to the aforementioned consideration of volume, it also considered the stage of the Company as of January 10, 2012, April 24, 2012, July 23, 2012 and October 23, 2012, as described in the critical accounting policy for share-based compensation discussion on pages 75-77 of Amendment No. 2. The Company advises the Staff that no valuation reports were conducted to support these fair values. Neither Centurion Capital Group, LLC (“Centurion Capital Group”) (now, Liquid Partners, LLC (“Liquid Partners”)) nor the Company had any meaningful revenue and no profits as of the valuation dates. Therefore, it was not possible to estimate their value using traditional market approach and income approach valuation methodologies, especially considering the frequency and limited elapsed time between the various transactions. The value of the Company was estimated based only on the actual arm’s length transactions in Company shares, and the value of Centurion Capital Group was estimated based on the percentage ownership in the Company received in exchange for Centurion Capital Group.

The Company advises the Staff that the Company did consider Mr. Douglas J. Von Allmen’s involvement with the Company’s founders and Centurion Capital Group prior to his $12.5 million investment in the Company and concluded that the $12.5 million investment was an arm’s length transaction because (a) there were no agreements, written or oral, between Mr. Von Allmen and the Company regarding any services to be provided by Mr. Von Allmen, (b) neither party was under duress in negotiating the transaction, (c) both parties were well informed about the prospects for the Company at that time, (d) the indicated value of $138.4 million from the Von Allmen investment on April 24, 2012 was consistent with the $132.4 million indicated value from the previous arm’s length transaction in January 2012 and (e) Company management considered Mr. Von Allmen’s investments to be purely financial in nature, and not strategic investments.

On April 23, 2012, we entered into a term sheet with HA Investment III, LLC (“HA Investment”), an entity controlled by Mr. Von Allmen, which set out the terms for its investment in us. The term sheet indicated different scenarios under which the entity controlled by Mr. Von Allmen would receive an increasing ownership percentage depending on the timing of our initial public offering. Effective July 21, 2012, the Company entered into a subscription agreement with HA Investment. The total proceeds invested pursuant to the subscription agreement were $12.5 million. In connection with this transaction, the Company paid a $1.25 million finder’s fee on June 28, 2012 to Centurion Consulting Partners, LLC for introducing the Company to Mr. Von Allmen. Centurion Consulting Partners, LLC is an unaffiliated third party with whom Mr. Joseph Gamberale, a stockholder of the Company and a controlling member of Centurion Capital Group prior to its acquisition by the Company, is associated. Mr. Von Allmen does not have any affiliation with Centurion Consulting Partners, LLC or Centurion Consulting Partners, Inc.

Prior to the $12.5 million investment, the Company and its founders had limited involvement with Mr. Von Allmen. Although Mr. Von Allmen was a member of Centurion Capital Group, he was never a controlling member.

At the time the Company acquired Centurion Capital Group, all of Mr. Von Allmen’s interest in Centurion Capital Group had been received pursuant to a conversion of a promissory note into a capital contribution to Centurion Capital Group. At that time, Mr. Von Allmen did not have any equity interest in the Company, EchoTrade, LLC or Liquid Trading International. During 2010, the promissory note was issued to Mr. Von Allmen in connection with the loan by Mr. Von Allmen to Centurion Capital Group of $7,028,000. The promissory note was unsecured and non-interest-bearing. On December 13, 2011, the remaining balance of the promissory note was converted into capital as a capital contribution in the amount of $4,224,362. Upon the conversion of this promissory note, Mr. Von Allmen received his 37.5%, non-controlling, ownership interest in Centurion Capital Group.

The money Mr. Von Allmen loaned Centurion Capital Group was used to fund the operations of Centurion Capital Group. At the time of the loan, Centurion Capital Group was a proprietary trading firm that utilized selected brokerage and technology relationships, including EchoTrade, LLC and Liquid Trading International, to execute trades utilizing proprietary capital. Centurion Capital Group’s operating activities were conducted by Messrs. Joseph Gamberale, Edward Feigeles and John Allen. Mr. Von Allmen was not involved in the operations of the business of Centurion Capital Group. Prior to the conversion of Mr. Von Allmen’s promissory note, Mr. Gamberale had a 75% controlling interest in Centurion Capital Group. Centurion Capital Group was initially acquired by Liquid Trading Holdings Limited, a company incorporated under the laws of Guernsey and controlled by Mr. Ferdinand, pursuant to a membership interest purchase agreement (the “Purchase Agreement”) entered into with the members of Centurion Capital Group on December 30, 2011. Pursuant to the Purchase Agreement, the members received $1,000 in cash and were to be paid the remainder of the purchase price in shares of Liquid Trading Holdings Limited or another holding company to be formed (the “Holding Company”) upon the earlier to occur of (i) the initial public offering of the Holding Company and (ii) January 1, 2014. Liquid Trading Holdings Limited then contributed its equity interests in Centurion Capital Group and its obligations under the Purchase Agreement to the Company on May 11, 2012. Pursuant to an amendment to the Purchase Agreement, dated July 21, 2012, the share issuance contemplated by the Purchase Agreement was accelerated in anticipation of the initial public offering of the Company and members of Centurion Capital Group were issued 7.6% of Class A common units of the Company, as a result of which Mr. Von Allmen received less than a 3% equity interest in the Company.

4.	As a reminder, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

Response: The Company acknowledges the Staff’s comment and will supplementally provide the Staff with its proposed disclosure prior to including it in a future amendment to the Registration Statement.

Financial Statements

Liquid Holdings Group, LLC and Subsidiaries

Notes to Combined Financial Statements

Note 1. Organization and Basis of Presentation

Organization, page F-11

5.	Please clarify why Appendix A included in your letter dated April 11, 2013 shows no “ownership percentages in LHG, LLC before transaction” for each business acquired. Please indicate the ownership interest in LHG, LLC before each transaction for each shareholder. For example, indicate Mr. Robert Keller’s ownership percentage in LHG, LLC before the transaction to acquire Liquid Trading Institutional, LLC.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that Annex A in our letter dated April 11, 2013 accurately reflects each shareholder’s ownership percentages in the Company before the transaction for each business that was acquired. Prior to the issuance of the Company’s common units to each of Shaf Holdings, LLC, Schaeffer Holdings, LLC (“Schaeffer Holdings”), Ferdinand Holdings, LLC and CMK Keller Holdings, LLC (the “Founders”) on April 24, 2012 in exchange for the contribution of the Founders’ interests in each of Liquid Partners, Liquid Prime Holdings LLC, Liquid Futures, LLC and Liquid Trading Institutional, LLP (“Liquid Trading Institutional” and collectively, the “Founders’ Contributions”), the Company’s members had not allocated ownership interests in the Company. The Company treated the Founders’ Contributions as a capital contribution giving rise to the initial capital account of the Company.

Consistent with the above, the Company reaffirms that Mr. Robert Keller’s ownership percentage in the Company before the transaction to contribute Liquid Trading Institutional was zero percent and 36.93% after the formation transaction.

Note 3 – Fair Value Measurements Level 3 Fair Value Measurements Using Significant Unobservable Inputs, page F-21

6.	We are considering your response to prior comment 16. Please tell us when GMA developed the software and explain why no such expenses are reflected on GMA’s financial statements. If the software was developed several years ago, explain how you considered whether portions of the codes might be obsolete. Please clarify whether all 24 of your customers as of March 31, 2013 are using the GMA software and tell us how you have measured its increased market acceptance. Revise your critical accounting policy to describe in greater detail your use of the replacement cost method to assign a fair value to the acquired intangible assets. Provide some background regarding when the software was developed and whether the software was commercially used. In this regard, your discussion should also explain why you used the replacement cost method instead of an income approach for an asset that has been in existence for some time. Clearly disclose key assumptions and the impact on the fair value if any of those assumptions were to change.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure beginning on page 83 of the prospectus accordingly. The Company advises the Staff that over the past several years, GMA has been developing numerous modules and applications such as the Liquid Platform that comprise the Company’s complete software package. The development and software expenses are not reflected on GMA’s financial statements because they lacked a sufficient audit trail. During the Company’s due diligence and the audits of its financial statements, a significant portion of the invoices that substantiated these expenses was unable to be located and therefore the Company could not validate that these costs were software development expenses. These development and software expenses were accounted for as equity distributions. However, based on the transaction due diligence, the Company identified some expenses (e.g., consulting and software development expenses) that had been incurred.

In considering whether portions of the codes might be obsolete, the Company assessed the technical, functional and economic obsolescence inherent in the active lines of code (e.g., lines of unused code were excluded), as only the active lines of code are being utilized for commercial use. This assessment revealed that the total obsolescence was extremely low (5%) due to the fact that much of the active lines of code in the GMA software has recently been developed.

The Company advises the Staff that as of March 31, 2013, all of the Company’s 24 customers were using the Company’s software. The Company is measuring the market acceptance of the software by the number of units that have been sold at this early stage of commercially marketing the product. Disclosure regarding key assumptions and the impact on the fair value if any of those assumptions were to change has been added on page 83 of the prospectus.

7.	We note that management believes that the expected cash flows from the asset group that includes the GMA software will exceed carrying value. Please tell us the carrying value of the asset group and identify its various components. We note that during the approximately four months ended December 31, 2012 the GMA asset generated approximately $667,000 in revenue, consistent with your projections. Describe your assumptions that support the carrying value of this asset since at the current revenue rate it appears that the cost will not be recovered. We refer you to ASC 360-10-35-17. Clearly describe your basis for projecting a significant growth in cash flows. Revise your critical accounting policy to describe in greater detail your impairment assessment and clearly indicate that if cash flows are not as expected that an impairment charge is reasonably likely. In this regard, you should clearly indicate that you are projecting significant revenue growth to support the recoverability of the asset. In addition, this disclosure should clearly describe the negative events that might cause a change in assumptions that could result in impairment.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 83 of the prospectus to address the Staff’s comment. The Company advises the Staff that software is part of an asset group that consists of the GMA software (execution software), Fundsolve software (compliance software) and Liquidview (accounting software). The carrying value of this asset group is approximately $16.9 million at March 31, 2013.

As the software begins to generate an earnings stream, the key assumptions that affect its carrying value are essentially those assumptions that will affect the software’s future cash flows. These factors and assumptions include: (1) revenue generated and the acceptance of the software in the marketplace, (2) the R&D expenses required to maintain and develop future versions of the software, (3) the life cycle of the software becoming shorter or longer than anticipated on changing market and competitive conditions, and (4) changes to the expected cash flows due to macroeconomic and industry factors. These four factors and assumptions are also the basis for projecting growth in cash flows.

Note 5 – Founders’ Contributions, Business Combinations and Asset Acquisitions

Founders Contributions, page F-23

8.	We are considering your response to prior comment 12. Tell us how you considered whether Messrs. Ferdinand, Schaeffer, Keller and Von Allmen should be deemed promoters, as defined by Rule 405 of the Securities Act. In this regard, it appears that these individuals, and entities controlled by them, acted in conjunction with one another to found and organize the company.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it acknowledges that Messrs. Ferdinand, Schaeffer and Keller could be considered to be promoters within the meaning of Rule 405(a)(1), as they have each directly taken initiative in founding and organizing the business.

The Company does not believe that Mr. Von Allmen is a promoter within the meaning of Rule 405(a)(1), as he is an outside investor in the Company and did not take initiative in the founding and organization of the business of the Company.

Mr. Von Allmen’s involvement in the Company dates to December 2011 with the commencement of a series of transactions pursuant to which the Company acquired Centurion Capital Group, in which Mr. Von Allmen held a 37.5% interest. As discussed above in the response to the Staff’s comment number 3, on April 24, 2012, the Company received $12.5 million from Mr. Von Allmen in accordance with the Summary of Principal Terms of Investment prepared for HA Investment, which summarized the principal terms of Mr. Von Allmen’s investment in the Company. Effective July 21, 2012, the Company and HA Investment entered into a subscription agreement (the “Subscription Agreement”) related to Mr. Von Allmen’s purchase of the Company’s common stock in consideration of the $12.5 million he had provided the Company on April 24, 2012. In that transaction, which, as discussed above in the response to the Staff’s comment number 3, was conducted at arm’s length, Mr. Von Allmen was issued 116.90 shares of common stock. Mr. Von Allmen received 33.64 shares as of July 21, 2012 for his ownership interests in Centurion Capital Group. Prior to December 25, 2012, Mr. Von Allmen was issued an additional 22.82 shares of common stock pursuant to the terms of the Subscription Agreement, which required additional shares to be issued to Mr. Von Allmen if the Company’s initial public offering had not been consummated on or before October 24, 2012. In April 2013, an entity controlled by Mr. Von Allmen was issued an additional 67.93 shares of common stock in consideration for his continued financial support and commitment to the Company’s development and growth. On May 14, 2013, Mr. Von Allmen acquired a total of 9.85 shares from CMK Keller Holdings, LLC (an entity controlled by Mr. Keller) Mr. Brian Storms and three other employees in consideration for his continued financial support and commitment to the Company’s development and growth. On May 15, 2013, Mr. Von Allmen acquired 18.07 shares from Schaeffer Holdings, an entity controlled by Mr. Schaeffer, for $1.35 million.

Mr. Von Allmen and entities controlled by him beneficially own 13.66% of the common stock of the Company as of May 31, 2013. In addition to the fact that Mr. Von Allmen did not take initiative in the founding and organization of the business of the Company, pursuant to Rule 405(a)(2), the Company does not believe Mr. Von Allmen is a promoter, despite owning more than 10% of the common stock of the Company, because of the 13.66% of the common stock of the Company that Mr. Von Allmen beneficially owns, approximately 71% of that (equivalent to 9.7% of the common stock of the Company and representing Mr. Von Allmen’s initial equity interests in the Company) was issued in connection with the Company’s acquisition of Centurion Capital Group (now, Liquid Partners) and in connection with Mr. Von Allmen’s $12.5 million and $1.35 million cash investments in the Company. As a result, the Company does not consider Mr. Von Allmen to be a promoter.

LTI, LLC, page F-32

9.	Please provide your analysis in support of your conclusion that the acquisition of LTI, LLC constituted a business combination. In this regard, demonstrate how you determined that LTI, LLC was a business, as defined in ASC 805-10-20.

Response: The Company acknowledges the Staff’s comment related to how LTI was determined to be a business as defined in ASC Section 805-10-20. The Company advises that it believes that ASC paragraphs 805-10-55-7 and 805-10-55-8 support the determination that LTI was a development stage business.

ASC paragraph 805-10-55-7 states that an integrated set of activities and assets in the development stage might not have outputs. If not, the acquirer should consider other factors to determine whether the set of activities is a business. Those factors include, but are not limited to, whether the set of activities:

a) has planned principal activities.

b) has employees, intellectual property, and other inputs and processes that could be applied to those inputs.

c) is pursuing a plan to produce outputs.

d) will be able to obtain access to customers that will produce the outputs.

ASC paragraph 805-10-55-7 acknowledges that not all of those factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business. ASC paragraph 805-10-55-8 states that determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set of activities as a business or whether the acquirer intends to operate the set of activities as a business.

LTI was a development stage company whose principal activities were to distribute funds to entities that were to be part of a future consolidated group of companies that would produce outputs. LTI in this capacity was capable of being conducted and managed as a business by a market participant and therefore constituted a development stage business acquired in a business combination.

10.	Following your acquisition of LTI, LLC you determined that the Founders would not repay $2,984,713 of the receivables that had been included in the identifiable assets of LTI. As a result, it appears that the substance of this transaction was an exchange of equity instruments, valued by you at approximately $5.1 million, in return for $20,820 in cash; approximately $600,000 in affiliate receivables and a business that had “no revenues, expenses or earnings” prior to its acquisition (refer to page 47). Further, we note that the Class A members of LTI agreed to “receive no equity” in this transaction.

•	Tell us what consideration was given to whether goodwill recorded in this transaction in September had been impaired in the following month;

Response: The Company acknowledges the Staff’s comment, and in accordance with ASC Topic 350, the Company’s accounting policy for goodwill is to test annually in July for impairment. This policy has been disclosed in the Company’s critical accounting policies beginning on page 71 of Amendment No. 2. ASC Topic 350 requires that the Company assign its goodwill to reporting units and test each reporting unit’s impairment not only at a minimum annually but also in between if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

At the time of LTI’s acquisition, the Company had two reporting units—a technology unit and a financial services unit. The goodwill assigned to LTI was considered part of the technology reporting unit. There were no events or circumstances that occurred prior to December 31, 2012 that caused the Company to believe that there was a change that would more likely than not reduce the fair value of the technology reporting unit’s goodwill below its carrying amount.

•	Tell us why the Class A members agreed to accept none of your equity interests in the transaction;

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Class A member and manager of LTI, Liquid Trading International, had a nominal monetary interest in LTI. Liquid Trading International was issued 1 Class A unit of LTI in consideration for a capital contribution of $1.00. At the time LTI was formed, Liquid Trading International was originally contemplated to be a part of the entity to be taken public. Upon the determination that Liquid Trading International was not to be part of the public entity, Liquid Trading International transferred its Class A interest in LTI to the Company in connection with the Contribution and Exchange Agreement among the Company, LTI and the Members of LTI dated September 30, 2012.

•	Confirm, if true, that the Class A members are also Founders or entities controlled by your Founders.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Liquid Trading International was the only Class A Member of LTI until September 29, 2012. On September 29, 2012, the Class A Members of Liquid Trading International were: LT Global Limited, Liquid Trading Holdings LLC, SHAF Holdings LLC, Liquid Trading Holdings 2 LLC and AOI Capital LLC. LT Global Limited, an entity controlled by Mr. Quinton Wood, held 50.1% of the membership interest in Liquid Trading International as of that date. Mr. Wood does not own an equity interest in the Company, but he does serve as a B Member of Liquid Trading Institutional, a subsidiary of the Company. As a B Member of Liquid Trading Institutional, Mr. Wood is responsible for certain operational functions of Liquid Trading Institutional for which he receives fixed compensation. Mr. Wood is not otherwise entitled to any other distributions or other compensation from Liquid Trading Institutional. Liquid Trading Holdings LLC, an entity controlled by Mr. Keller and Mr. Ferdinand, held a 36.675% interest in Liquid Trading International as of that date. SHAF Holdings LLC, an entity controlled by Mr. Schaeffer, held a 10% interest in Liquid Trading International as of that date. Liquid Trading Holdings 2 LLC and AOI Capital LLC held a 2.25% and a 1% interest in Liquid Trading International as of that date, respectively; these entities are controlled by individuals other than Messrs. Wood, Keller, Ferdinand and Schaeffer. The Company acquired the Class A shares in connection with the contribution of LTI to the Company.

Liquid Predecessor Companies

Combined Statements of Operations, page F-50

11.	Please revise the column labeled “Period ended December 31, 2011” to define what “period” is being presented. Likewise, revise your presentation in the Combined Statements of Cash Flows and obtain a Report of Independent Registered Public Accounting Firm that also defines what “period” ended December 31, 2011 was audited. Ensure that corresponding revisions are made elsewhere in your filing, e.g., Selected Historical Consolidated Financial Data.

Response: The Company acknowledges the Staff’s comment and has revised Note 1 to the Liquid Predecessor Companies combined financial statements to state the inception dates and the related reporting periods included in the December 31, 2011 combined financial statements. Given the different inception dates, it is not practicable for the Company to revise the columns labeled “Period ended December 31, 2011” to define what “period” is being presented in the combined financial statements.

Notes to Combined Financial Statements

Note 11, page F-70

12.	Revise to disclose that $620,000 of the initial owner’s contribution of $620,100 were proceeds from an advance to Mr. Ferdinand from LTI, LLC. Refer to page F-105. Ensure that similar disclosures are added, where appropriate in your filing, to disclose all advances from LTI, LLC that were advanced for the purpose of making an initial capital contribution.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages F-88 in response to the Staff’s comments.

Green Mountain Analytics

Unaudited Condensed Statements of Operations, page F-135

13.	Revise, as appropriate, to identify revenue and expenses arising from transactions with related parties and to include the amount of revenue generated from related parties for the interim periods in 2012 and 2011.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages F-154 and F-160 in response to the Staff’s comments.

Recent Sales of Unregistered Securities

Other Common Unit Issuances, page II-3

14.	It appears that you paid a finder’s fee to Centurion Consulting Partners LP in connection with your July 20, 2012 sale of securities to an entity controlled by Douglas J. Von Allmen. Please revise this section to identify the finder and disclose the fee paid. Refer to Item 701 of Regulation S-K. Also, in your response letter, describe the business conducted by Centurion Consulting Partners LP and advise us of the extent to which it has received compensation in connection with the sales of securities during the past two years.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page II-3 of the prospectus in response to the Staff’s comment. The Company advises the Staff that Centurion Consulting Partners, LLC and Centurion Consulting Partners, Inc. (collectively, “Centurion Consulting”) are each an unaffiliated third party with whom Mr. Gambarele, a stockholder of the Company and a controlling member of Centurion Capital Group prior to its acquisition by the Company, is associated. To the Company’s knowledge, Centurion Consulting provides general consultancy and business advisory services. The Company has paid $1,675,000 in connection with sales of securities during the past two years, of which $425,000 was paid to Centurion Consulting Partners, Inc. in connection with the $4,250,000 capital raised by LTI and $1,250,000 was paid to Centurion Consulting Partners, LLC in connection with Mr. Von Allmen’s $12.5 million investment in the Company.

Exhibits

15.	Please supplementally provide us with complete copies, including any amendments thereto, of the agreements identified below. For each agreement provide us with your analysis as to whether you are required to file the agreement as an exhibit to your registration statement pursuant to Item 601 of Regulation S K.

•

The Limited Liability Company Agreement of Liquid Holdings Group, LLC. Please confirm in your response that this agreement is the same as the agreement referred to in Exhibit 2.15 as the “LHG Operating Agreement”; and

•	The Amended and Restated Limited Liability Company Agreement (the “LTI Operating Agreement”) dated September 20, 2011, as amended effective September 29, 2012.

Response: In response to the Staff’s comment, the Company is supplementally submitting to the Staff concurrently herewith the requested agreements. The Company confirms that the Limited Liability Company Agreement of the Company (the “LHG LLC Agreement”) is the same as the agreement referred to in Exhibit 2.15 as the “LHG Operating Agreement.”

The Company respectfully submits that it has determined that both agreements are not material and do not need to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K. At the time of the effectiveness of the Registration Statement, the LHG LLC Agreement will have no further effect. As described on pages 7, 10, 41, 56, 60, 125, F-12 and F-53 of the prospectus, prior to the effectiveness of the Registration Statement, the Company will reorganize as a Delaware corporation and will change its name to Liquid Holdings Group, Inc. (the “LLC Reorganization”). After the LLC Reorganization, the LHG LLC Agreement will cease to exist and will not have any operative provisions, and accordingly, the LHG LLC Agreement will have no effect and shareholder rights in the Company will be governed by the Company’s certificate of incorporation and bylaws. As a result, the Company does not believe filing the LHG LLC Agreement will provide meaningful information to investors. Therefore, the Company respectfully submits that the LHG LLC Agreement is not material, and therefore is not required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

The Company further submits that the Amended and Restated Limited Liability Company Agreement of LTI, LLC (the “LTI LLC Agreement”) is not material. As discussed on pages 6 and 55 of the prospectus, LTI was formed and acquired for the purpose of raising capital. LTI has no significant operations. Accordingly, the Company respectfully submits that the LTI LLC Agreement is not material, and therefore is not required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Additionally, the Company respectfully submits that neither the LHG LLC Agreement nor the LTI LLC Agreement is of the type that would be required to be filed under any other clause of Item 601(b) of Regulation S-K. The Company does not believe that either the LHG LLC Agreement or the LTI LLC Agreement constitutes “articles” or “bylaws” within the meaning of Item 601(b)(3) of Regulation S-K, or an “instrument defining the rights of security holders” within the meaning of Item 601(b)(4) of Regulation S-K, and therefore, neither is required to be filed as an exhibit to the Registration Statement or summarized therein.

* * *

We hope the foregoing answers are responsive to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me by telephone at (212) 351-2333.

Sincerely,

/s/ Glenn R. Pollner

Glenn R. Pollner

cc:

Brian Storms, Liquid Holdings Group, LLC

Kenneth Shifrin, Liquid Holdings Group, LLC

Jose Ibietatorremendia, Liquid Holdings Group, LLC

Edward F. Petrosky, Sidley Austin LLP

James O’Connor, Sidley Austin LLP

Edwin O’Connor, Gibson, Dunn and Crutcher LLP